September 22, 2021

VIA E-MAIL

John L. Ruth
Build Asset Management, LLC
3608 West Truman Blvd., Suite 200
Jefferson City, MO 65109

              Re:    Build Funds Trust N-1A (File No. 333-259006; 811-23732)

Dear Mr. Ruth,

          On August 23, 2021, you filed a registration statement on Form N-1A on behalf of
Build Funds Trust (   the Fund   ). We have reviewed the registration statement
and have provided
our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General
    1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

    2. Please inform the staff if a party other than the Fund   s sponsor or an
affiliate is
       providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

    3. In several areas of your registration statement, we note inconsistent and potentially erroneous disclosures. For example,

        x   On page 10, you state that    [t]he Fund is designed to track an
index    while
            disclosure elsewhere indicates that the Fund is actively managed;
 Mr. John L. Ruth
September 22, 2021
Page 2 of 7


        x    On page 17 the Fund refers to    the fee paid to the Sub-Adviser
, however, there are
             no other disclosures concerning sub-advisory arrangements; and

        x    The signature page is signed by SHP ETF Trust and not Build Funds
Trust.

       These are examples only. Please review your filing in its entirety to ensure it is tailored
       to the Fund   s and Trust   s proposed activities and revise as
appropriate.

Prospectus

Front Cover Page

    4. Please provide the statement concerning the availability of reports to shareholders required by rule 498(b)(1)(vii) under the Securities Act.

Investment Objective

    5. We note the Fund   s investment objective is to seek capital
appreciation and risk
       mitigation. Given your 80% policy to invest in bonds, please enhance your strategy disclosure to clarify how you seek capital appreciation from portfolio investments.

Fee Table, page 3

    6. Revise the narrative above the fee table to state    [   ] buy, hold,
and sell    per Item 3 of
       Form N-1A.

Principal Investment Strategies of the Fund, page 4

    7. In the second sentence of the first paragraph, please explain what other fixed income
       instruments    includes with greater specificity.

    8. Please explain supplementally how the fund determines whether an Underlying Fund is
          primarily    invested in bonds and other fixed income securities.
Revise to include
       disclosure, where appropriate, indicating that the Fund will consider the investments of the underlying funds when determining compliance with its 80% policy under the
       Names Rule.

    9. Please identify the types of underlying assets associated with the Fund s ABS investments.

    10. Please provide additional detail regarding the fund's initial selection universe of fixed income instruments. Please also describe how the fund identifies and selects investments from its initial universe.

    11. Please clarify how the Equity Option Overlay Strategy limits downside risk.
 Mr. John L. Ruth
September 22, 2021
Page 3 of 7

    12. Please further explain the concept of    known level of downside risk
 in plain English
        with respect to the Fund   s Equity Options Overlay Strategy.

    13. The Fund appears to be operating as a Fund of Funds. Where appropriate, please include disclosure related to Rule 12d1-4 of the Investment Company Act, as applicable.

Principal Risks of Investing in the Fund, page 5-8

    14. The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect
the Fund   s net asset
        value, yield and total return. Please note that after listing the most significant risks for the Fund the remaining risks may be alphabetized. See ADI 2019-08 Improving
        Principal Risks Disclosure.

    15. In the first sentence of the Active Management Risk, revise to state that decisions are
        made based on the Adviser   s investment views. (Emphasis added).
Clarify throughout
        this risk factor.

    16. In the last sentence of the Investing in the Underlying Funds risk, please clarify the
        meaning of the phrase    relative concentration    and consider
revising to use a term other
        than    concentration    given the Fund   s policy not to concentrate.
In addition, please
        consolidate your Underlying Funds Risk into this paragraph by addressing the duplicative fees associated with investing in other funds here.

    17. In the Liquidity Risk, please disclose that, in stressed market conditions, the market for
        an ETF   s shares may become less liquid in response to deteriorating liquidity in the
        markets for the ETF   s underlying portfolio holdings. Please also note
that this adverse
        effect on liquidity for the ETF   s shares in turn could lead to
differences between the
        market price of the ETF   s shares and the underlying value of those
shares.

    18. In the Mortgage-backed and Asset-backed Securities Risk, please consider whether the
        Fund   s investments in commercial versus agency MBS present any
different risks.
        Please also consider disclosing any risks associated with the Fund   s
investments in ABS
        that are specific to the underlying assets of those securities.

    19. With respect to the Sector Risk, please identify any sectors in which the Fund anticipates being focused at launch. Please also add corresponding strategy disclosure referencing any such sector focus.

Purchase and Sale of Fund Shares, page 9

    20. Please state the size of the Fund   s Creation Units in this section.
 Mr. John L. Ruth
September 22, 2021
Page 4 of 7
    21. In this section, disclose how to access recent information, including information on the
        Fund   s NAV, market price, premiums and discounts, and bid-ask
spreads, on the ETF's
        website.

Payments to Broker-Dealers and Other Financial Intermediaries, page 9

    22. Please include the phrase    (such as a bank)    in this disclosure,
consistent with the
        disclosure required by Item 8 of Form N-1A.

Additional Information about Investment Strategies, pages 9-10

    23. Per Item 9(a) of Form N-1A, state the number of days    notice that
Fund will provide to
        Shareholders of a change in objective.

    24. Please identify the Fund   s Names Rule policy as a fundamental or
non-fundamental
        policy. If the Fund   s Names Rule policy is non-fundamental, provide
the number of
        days    notice that the Fund will provide Shareholders of a change. See
Rule 35d-
        1(a)(2)(ii), and (a)(3)(iii).

Additional Information about the Fund   s Principal Risks, page 10-15

    25. Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. Please revise as appropriate. (see
        Barry Miller letter to ICI).

    26. Please disclose the Absence of Prior Active Market risk prominently among the principal risks in the Summary Prospectus.

Management of the Fund, page 17

    27. In the second sentence of the second paragraph, please revise to clarify the meaning of
        the phrase    [   ] what is essentially an all-in fee structure.

    28. Please clarify why the Fund has included references to a Sub-adviser in the third paragraph of this section. If the Adviser intends to use a Sub-adviser, please provide the
        Sub-adviser   s fee here and revise disclosure throughout to reflect
that the Adviser
        intends to use a Sub-adviser.
 Mr. John L. Ruth
September 22, 2021
Page 5 of 7
Statement of Additional Information

    29. Please revise the Statement of Additional Information throughout to more closely tailor
        the disclosure to the Fund   s anticipated strategy, investments and
the risks it is likely to
        face. For example, please consider revising the following disclosure, and other similar disclosure, as appropriate:

           x   On page 22, please identify the types of futures the Fund may invest in based on
               its current SAI disclosure.

           x   On page 27 under    Management Risk,    please consider whether
the index
               replication-related disclosure is relevant to this fund.

           x   On page 27 under    Market Risk,    please explain why the Fund
  involves risks
               similar to those of investing in any fund of equity securities
 given the Fund   s
               stated strategy to invest 9% of its assets in fixed income instruments.

           x   On page 36 under    Short Sales,    the disclosure states that
the Fund    may engage
               regularly in short sales transactions.    Please explain the
meaning of    may engage
               regularly    given that investing in short sales is not a stated
principal strategy of
               the Fund.

       These are examples only. Please review your filing in its entirety to ensure it is tailored
       to the Fund   s and Trust   s proposed activities and revise as
appropriate.

General Description of the Trust, page 1

    30. The Fund   s disclosure states that the Fund    generally offers and
issues Shares in
        exchange for the deposit or delivery of cash     [but the Fund
reserves] the right to, in
        certain circumstances, permit or require the exchange of Creation Units partially or
        solely for securities in the Fund   s portfolio.    Later, the Fund
states    Shares are also
        redeemable only in Creation Unit aggregations primarily for a basket of Deposit
        Securities together with a Cash Component.    Please revise this
paragraph for clarity.
        For example, consider addressing how the Fund will generally compose Creation Units for sales and redemptions, and then discuss the exceptions to this general policy, including the circumstances under which the Fund would typically apply an exception.
        To the extent that cash transactions will result in the Fund incurring brokerages, tax, or other expenses not typically associated with exchange-traded funds, please ensure your disclosure addresses that, in appropriate locations.

Investment Restrictions and Policies, page 41
 Mr. John L. Ruth
September 22, 2021
Page 6 of 7
    31. In the Fund   s policy not to concentrate, please clarify that the Fund
will consider
        publicly available information about the Underlying Funds, such as Underlying Funds concentration policies and any 80% Names Rule policies, for purposes of determining its compliance with this restriction.

Management and Other Service Providers     Investment Adviser, page 49

    32. Please revise to include disclosure regarding termination of the Adviser by the Fund's board or shareholders and the renewal process.

Part C: Other Information

    33. Please confirm compliance with the FAST Act.

    34. Please note that we may have additional comments once the Fund subsequently files all exhibits required by Item. 28.

                                 ACCOUNTING COMMENTS

    35. Please be advised that our review of the required financial statements and related information cannot be completed until you have included such information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.


                                           *          *         *

         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

        In closing, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.
 Mr. John L. Ruth
September 22, 2021
Page 7 of 7
        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-7565 or stojice@sec.gov or Jeff Long, Staff Accountant, at (202)
551-6983 LongJW@sec.gov.

                                                                 Sincerely,

                                                                 /s/ Elena
Stojic
                                                                     Senior
Counsel

      cc: Christian Sandoe, SEC
          Jay Williamson, SEC
          Bibb L. Strench, Esq.,Thompson Hine LLP